FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Cecere, Andrew	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman, Private Client and Trust Services
(Last) (First) (Middle) U.S. Bancorp 800 Nicollet Mall	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/17/02
(Street) Minneapolis, MN 55402		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	12/17/02		A		17,000		$21.64	176,415	D
Common Stock, $0.01 par value								4,214.65(1)	I	401(k) Plan
Common Stock, $0.01 par value								341	I	By Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$21.64	12/17/02		A		155,000		(2)	12/17/12	Common Stock	155,000		155,000	D
Employee Stock Option (Right to Buy)	$19.23								12/18/11	Common Stock	215,000		215,000	D
Employee Stock Option (Right to Buy)	$23.34								2/27/11	Common Stock	170,000		170,000	D
Employee Stock Option (Right to Buy)	$25.15								12/19/06	Common Stock	31,490		31,490	D
Employee Stock Option (Right to Buy)	$29.35								4/20/09	Common Stock	189,750		189,750	D
Employee Stock Option (Right to Buy)	$33.35								12/19/06	Common Stock	11,276		11,276	D
Employee Stock Option (Right to Buy)	$33.35								05/25/04	Common Stock	15,584		15,584	D
Employee Stock Option (Right to Buy)	$33.35								1/19/04	Common Stock	16,131		16,131	D
Employee Stock Option (Right to Buy)	$33.35								1/19/04	Common Stock	2,329		2,329	D
Employee Stock Option (Right to Buy)	$33.35								12/19/06	Common Stock	29,028		29,028	D
Employee Stock Option (Right to Buy)	$30.21								1/19/04	Common Stock	13,245		13,245	D
Employee Stock Option (Right to Buy)	$30.21								12/19/06	Common Stock	18,306		18,306	D
Employee Stock Option (Right to Buy)	$30.21								2/16/03	Common Stock	3,875		3,875	D
Employee Stock Option (Right to Buy)	$30.21								5/25/04	Common Stock	7,586		7,586	D

Explanation of Responses:

(1) Based on a plan report dated 11/30/02, the most recent plan report available.
(2) The option vests 100% on December 17, 2009, or 25% on December 17th of each of 2003, 2004, 2005 and 2006 if certain performance criteria are met in those years.

By: /s/ Lee R. Mitau For Andrew Cecere **Signature of Reporting Person	12/19/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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